UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

ELEVRA LITHIUM LIMITED

Announcement Type

New announcement

Date of this announcement

24/10/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

		Maximum Number of
ASX +security code	+Security description	+securities to be issued

ELV	ORDINARY FULLY PAID	287,500

Proposed +issue date

28/10/2025

Refer to next page for full details of the announcement

Appendix 3B - Proposed issue of securities	1 / 5

Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

ELEVRA LITHIUM LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement

1.5 Date of this announcement
24/10/2025

1.6 The Proposed issue is:
A placement or other type of issue

Appendix 3B - Proposed issue of securities	2 / 5

Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities? No
Existing class

Details of +securities proposed to be issued

ASX +security code and description

ELV : ORDINARY FULLY PAID

Number of +securities proposed to be issued

287,500

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Elevra shares are being issued in satisfaction of remaining underwriting fees owed to Canaccord Genuity (Australia) Limited in connection with the conditional institutional placement announced by Elevra on 19 November 2024 and approved by Elevra shareholders at the extraordinary general meeting on 31 July 2025.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

1,380,000.000000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Appendix 3B - Proposed issue of securities	3 / 5

Appendix 3B - Proposed issue of securities

Part 7C - Timetable

7C.1 Proposed +issue date

28/10/2025

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

287500

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

N/A

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

Elevra shares are being issued in satisfaction of remaining underwriting fees owed to Canaccord Genuity in connection with the conditional institutional placement approved by Elevra shareholders at the extraordinary general meeting on 31 July 2025.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

N/A

Appendix 3B - Proposed issue of securities	4 / 5

Appendix 3B - Proposed issue of securities

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

Appendix 3B - Proposed issue of securities	5 / 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 27, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel